Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Como Audio, Inc
21 Drydock Avenue
Boston, MA 02210
comoaudio.com

Up to $478,400.00 in Common Stock at $1.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Como Audio, Inc
Address: 21 Drydock Avenue, Boston, MA 02210
State of Incorporation: DE
Date Incorporated: February 01, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 8,000 shares of Common Stock
Offering Maximum: $478,400.00 | 382,720 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.25
Minimum Investment Amount (per investor): $250.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Investment Incentives and Bonuses***</u>

<u>**Time-Based Perks**</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 20% bonus shares

Early Bird Bonus

Invest within the first 10 days and receive an additional 15% bonus shares

<u>**Amount-Based Perks**</u>

Minimum $400 Investment
20% off a one-time purchase of Como Audio music systems*

Minimum $1,000 Investment
Receive 10% bonus shares and
25% off a one-time purchase of Como Audio music systems*

Minimum $2,000 Investment
Receive 15% bonus shares and
30% off a one-time purchase of Como Audio music systems*

Minimum of $5,000 Investment
Receive 18% bonus shares and
35% off a one-time purchase of Como Audio music systems*

Minimum of $10,000 Investment
Receive 20% bonus shares and
35% off a one-time purchase of Como Audio music systems*

Minimum of $50,000 Investment
Receive 25% bonus shares and
40% off a one-time purchase of Como Audio music systems*

<u>Additional Perks</u>

Additional 20% off any Como Audio product for current Como Audio product owners.**

Additional 20% off any Como Audio product for individuals who previously backed our Wefunder, Kickstarter, or Indiegogo campaigns. ***

*Product discounts are only valid when purchasing directly from comoaudio.com. Investor discounts cannot be combined with other promotions or used on products with already reduced prices. Investment discounts expire on 12/31/20.

**This offer is limited to individuals who are Como Audio product owners. This offer is limited to a one time use. The offer is non-transferable. Offer is limited to a maximum purchase value not to exceed $2,000 after discount. This offer is for customer use only and may not be used for resale.

***This offer is limited to individuals who previously backed Como Audio through our previous WeFunder, KickStarter or Indiegogo campaigns. This offer is limited to a one time use. The offer is non-transferable. Offer is limited to a maximum purchase value not to exceed $2,000 after discount. This offer is for customer use only and may not be used for resale.

<u>The 10% Bonus for StartEngine Shareholders</u>

Como Audio, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*All perks occur when the offering is completed.

The Company and its Business

Como Audio, Inc. was formed originally as Como Audio, LLC in 2016 as a consumer electronics business. In 2019, the company transitioned from an LLC to a C-Corp. Como Audio is based in Boston, Massachusetts, and was founded by Tom DeVesto.

Tom DeVesto is a leading consumer electronics Hall of Fame Legend and Visionary who has stayed true to a single-focused mission over the last 40 years, and that is to bring a new experience to the consumer electronics market – one that enhances and improves upon expectations.

Whether he is introducing the theater experience to the home audiences with Advent and Kloss Video big-screen TVs, or selling stereo systems direct to the consumer with Cambridge SoundWorks, or making high-performance radios and music systems with great design and great sound reflective of another era with Tivoli Audio, Tom DeVesto never loses sight of the goal: make a high-quality product that supports the latest technology — is simple to operate – has a distinctive design – takes up a small amount of space – and doesn't become obsolete.

Today, Como Audio designs and manufactures music systems with an emphasis on high-fidelity sound. Their models include LCD display screens and aluminum knobs so you can interact with them directly, and enjoy your music without relying on a phone or smart device. With custom wood and piano-gloss cabinets, the music systems are also built to prioritize design and actually match your decor.

The first two models - Solo and Duetto - launched on Kickstarter in the summer of 2016. The next year, the company introduced Amico, the first potable model, and Musica, a top-of-the-line model with a built-in CD player. In 2019, the company expanded the product line to include their first turntable.

In 2018 Display Technologies, LLC filed a patent infringement claim against Como Audio, LLC, now Como Audio, Inc. as of 2019, relating to its patent No. 9,300,723, entitled Digital Media Communication Protocol. The case is now resolved and we reached a settlement agreement with Digital Technologies which was finalized on December 19, 2018. As part of the agreement, Como Audio has a license for the patent and is permitted to use this technology on a worldwide basis. The patent refers to a specific technical communication between devices with Bluetooth transmitters and Bluetooth receivers that can be done by tapping on a near field control circuit, otherwise called NFC.

Competitors and Industry

Como Audio is in the general industry of Consumer Electronics, focused in the market of smart speakers. Direct competitors include music-focused companies like Sonos and Bose. Indirect competitors include tech giants like Google and Amazon, as their voice-controlled devices also allow users to access music. Como Audio's products stand out because they are built with a focus on superior sound quality and unmatched design aesthetic. Our products can also be operated without the use of a phone, computer, or tablet.

Current Stage and Roadmap

Como Audio launched its first two products, Solo and Duetto, on Kickstarter in the summer of 2016. We raised half a million dollars and shipped the products on time. The next year, we added two more models - Musica and Amico - through another successful Kickstarter campaign. From there, we began to diversify our offerings and introduced our first turntable in 2016. Our road map for the future includes the introduction of a new Bluetooth speaker this year. We are also planning a massive effort to begin manufacturing our products in the US within the next two years.

The Team

Officers and Directors

Name: Thomas DeVesto

Thomas DeVesto's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: February 01, 2016 - Present
  Responsibilities: Oversee the company while also designing and introducing new products. Mr. DeVesto currently receives no salary or equity compensation plan aside from his founders share for his role as CEO, the company plans to evaluate his compensation after the raise.

- **Position:** President
  Dates of Service: March 01, 2019 - Present
  Responsibilities: Supervise, direct and control the business and affairs of Company. Mr. DeVesto currently receives no salary or equity compensation plan aside from his founders share for his role as CEO, the company plans to evaluate his compensation after the raise.

Name: Angela Hahn

Angela Hahn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Treasuer
  Dates of Service: November 01, 2018 - Present
  Responsibilities: Oversee all financial aspects of the company. Ms. Hahn currently receives no salary or equity compensation plan for her role as Treasurer, the company plans to evaluate her compensation after the raise.

Name: Michael Cronin

Michael Cronin's current primary role is with Weston Presidio. Michael Cronin currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & Board Member
  Dates of Service: March 01, 2019 - Present
  Responsibilities: Advisors to the Founder. Michael currently does not receive any salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Weston Presidio
  Title: Managing Partner
  Dates of Service: June 01, 1991 - Present
  Responsibilities: Managing Partner at Weston Presidio.

Other business experience in the past three years:

- **Employer:** Xenon Arc
  Title: Director
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Director at Xenon Arc.

Other business experience in the past three years:

- **Employer:** DISYS
  Title: Director
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Director at DISYS

Other business experience in the past three years:

- **Employer:** ipCapital Group
  Title: Director
  Dates of Service: January 01, 1998 - Present
  Responsibilities: Director at ipCapital Group

Other business experience in the past three years:

- **Employer:** dataCon, Inc.
  Title: Director
  Dates of Service: April 01, 2016 - Present

Responsibilities: Director at dataCon.

Name: Robert A. Brown

Robert A. Brown's current primary role is with Bob Brown Sole Propreitorship. Robert A. Brown currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: June 01, 2018 - Present
  Responsibilities: Advisor to Founder. Robert currently does not receive any salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** HED South
  Title: General Manager
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Manages day to day tasks at HED South.

Other business experience in the past three years:

- **Employer:** Bob Brown Sole Propreitorship
  Title: Principal
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Consults for businesses in the area of finance, export market development, Asian product sourcing, and general business development.

Name: Deborah Lilley

Deborah Lilley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Controller
  Dates of Service: July 08, 2019 - Present
  Responsibilities: Monthly reconciliation and preparation of financial statements. Deborah works for Como Audio as an independent contractor an average of 30 hours per week at a rate of $40.00 per hour.

Other business experience in the past three years:

- **Employer:** Foundation Management Associates
  Title: Senior Accountant

Dates of Service: May 15, 2018 - Present
Responsibilities: Assist in non-profit online accounting reconciliation, financial statement preparation using QuickBooks

Other business experience in the past three years:

- **Employer:** Endicott College
  Title: Adjunct Lecturer
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Teaching Business Fundamentals I & II and Financial Accounting core business curriculum to Freshman Business majors • Supplemented 25+ students in class group instruction with one:one assistance during office hours • Utilized McGraw-Hill Connect digital teaching and learning environment for homework and exams and instructed students during class using Microsoft Excel to promote spreadsheet skills

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any type of security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to _ in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a

return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, designing and manufacturing music systems. Our revenues are therefore dependent upon the market for consumer electronics.

Developing new products and technologies entails significant risks and uncertainties

Delays or cost overruns in the development of future products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Como Audio, LLC was formed on February 1st, 2016, and converted to a C corporation in March of 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Como Audio, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our music systems are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Como Audio, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Como Audio, Inc. could harm our reputation and materially negatively impact our financial condition and business.

We are an early stage company.
The Company has a limited operating history and has received limited revenues to date. If you are investing in this Company, it's because you think this is a good idea,

that the founders can execute it better than their competition, that they can price their product right and sell it to enough people such that the Company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.

In connection with the Como Audio, we have been issued a US design patent, and have filed additional patent applications that have not yet been granted. There is no guarantee that we will be able to obtain patent protection for the remaining claims we have submitted, which would decrease the value of some of our products. It may also lead to unauthorized use or copying of our technology. Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could materially adversely affect the business.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on three suppliers, including two based in the United States and one based in China, that each supplies more than 5% of the parts necessary to manufacture Como Audio music systems. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our current or future products could have a latent design flaw or manufacturing defect.

Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we deliver to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

We have a small management team.

We depend on the skills and experience of a small management team. If the Company is not able to call upon any of these people for any reason, it could be harmed. Our efforts to effectively expand our management team may be thwarted if we don't raise enough money.

We will need more people to join our Company.

We will need additional employees, mostly, engineering, technology, marketing and sales personnel. There are no guarantees that we will find the right type of personnel who will be able to sell enough of our products. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

The Company will need more money.

In order to fund future growth and development, the Company will likely need to raise additional funds in the future by offering shares of its common or preferred stock and/or other classes of equity or debt that convert into shares of common or preferred stock, any of which offerings would dilute the ownership percentage of holders of notes if the notes convert into shares of preferred stock. Furthermore, if the Company raises debt, the holders of the debt would have priority over holders of common and preferred stock and the Company may accept terms that restrict its ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

There are several potential competitors who are better positioned than we are to take the majority of the market.

The Company competes with other companies that manufacture and sell smart music systems. These manufacturers may have more engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring products to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could be difficult for us to overcome. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

Other investors may have greater rights than you.

Preferred Series Seed Stock with voting rights was sold in a previous Regulation Crowdfunding offering. Investors who purchased stock during that offering may have greater rights than investors in this round of funding.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Thomas DeVesto	7,750,000	Common Stock	88.9

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 382,720 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,600,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Payments to Holders of Common Stock

In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1 of the Amended and Restated Certificate of Incorporation of the Company, the remaining funds, and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro-rata based on the number of shares of Common Stock held by each such holder.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other such special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock.

Material Rights

Conversion Right. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the Articles of Incorporation).

Liquidation Right. The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price ($2.50 per share), providing a total liquidation preference of $249,748 as of December 31, 2019.

Series Seed Preferred Stock

The amount of security authorized is 2,000,000 with a total of 108,441 outstanding.

Voting Rights

The holders of Series Seed Preferred Stock are entitled to vote, together with common stockholders, on an as-converted basis.

Material Rights

Conversion Right. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the Articles of Incorporation).

Liquidation Right. The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price ($2.50 per share), providing a total liquidation preference of $249,748 as of December 31, 2019.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $21,355.00
  Number of Securities Sold: 8,542
  Use of proceeds: Company growth
  Date: April 24, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: As of March 1, 2019 Como Audio, LLC was converted to a C Corporation. Common Stock was issued as part of this conversion.
  Date: March 01, 2019
  Offering exemption relied upon: Como Audio, LLC was converted to Como Audio, Inc. effective March 1, 2019

- **Name:** Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $249,748.00
  Number of Securities Sold: 99,899
  Use of proceeds: Company growth
  Date: December 31, 2019
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $1,445,071, about $498,731 lower compared to fiscal year 2018 revenue of $1,943,802. The decrease from sales came mostly from our European business. During this time, we transitioned from a direct to dealer model to a distributor model in partnership with AV EMEA.

Cost of Sales

Cost of sales in 2019 was $860,051, a decrease of approximately $194,767, from costs of $1,054,818 in fiscal year 2018. The lower Cost of Sales is directly related to our decrease in sales, as mentioned above. We sold less product, so we paid less for the product we did sell.

Gross Margins

2019 gross profit decreased by $303,963 over 2018 gross profit and gross margins as a percentage of revenues decreased from 45.7% in 2018 to 40.5% in 2019. This was again due to a decrease in international sales, as well as an ivnentory adjustment.

Expenses

The Company's expenses consist of, among other things, general and administrative, sales and marketing, and research and development expesnes. Expenses in 2019 decreased $95,590 from 2018. A majority of this decrease was the result of salary cuts.

Additional Notes

The accompanying financial statements attached have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred net losses of $1,280,610 and $1,090,983 for the years ended December 31, 2019 and 2018, respectively, incurred negative cash flows from operating activities for the years ended December 31, 2019 and 2018, has a working capital deficiency of $190,366 as of December 31, 2019, and has an accumulated deficit of $4,182,257 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

Historical results and cash flows:

In our view, we do not believe that historical results of the company are indicative of the future for an investor even with the current business climate and status of the economy. Our goal is to continue to search for funding to be able to support the business' growth. Until that funding is achieved we expect growth to be slow and steady with tight cash flow. We expect COVID-19 to continue to adversly effect our sales through retailers, but our direct to consumer sales remain strong.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently the Company has cash on hand available in the amount of $145,000.00. In addition to this capital resource, the company has an existing loan from a Shareholder, but payment is not expected to be made until the company's cash flow improves.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe we have sufficient funds from current operations from the company to survive. Growth will be severely limited if we don't bring in additional capital. Our commitment to bringing manufacturing and high paying jobs to the United States will be very difficult to achieve if we can't reach an adequate level of funding during this campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The growth opportunities of the company are dependent upon the amount raised in this campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises the minimum funding goal, there is no particular time limit on operating the business. . The length we are able to operate will not be totally related to the minimum raised in this campaign. It will depend on sales outside of the campaign.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises the maximum funding goal, we expect to be able to operate indefinitely.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At this time, we have not contemplated any additional future sources of capital.

Indebtedness

- **Creditor:** Thomas DeVesto
  Amount Owed: $1,552,328.00
  Interest Rate: 5.0%
  Maturity Date: May 11, 2025
  The Company's CEO has advanced funds to the Company to satisfy cash flow needs. The amounts advanced to the Company from the CEO during the years ended December 31, 2019 and 2018 were $370,511 and $1,268,560, respectively. In 2019, the Company converted $3,000,000 of these liabilities into 3,750,000 shares of common stock at a conversion price of $0.80 per share. The amounts due from the Company to the CEO as of December 31, 2019 and 2018 were $1,552,328 and $4,192,922, respectively.

- **Creditor:** Small Business Administration
  Amount Owed: $77,600.00
  Interest Rate: 3.75%
  Maturity Date: May 04, 2050

- **Creditor:** Century Bank
  Amount Owed: $56,600.00
  Interest Rate: 1.0%
  Maturity Date: May 04, 2022
  This loan is a part of a Payroll Protection Program Loan, which if the terms of the loan are complied with, will be forgiven. The PPP loan requires it to be used directly on salary and we plan to comply.

- **Creditor:** Michael Cronin
  Amount Owed: $15,896.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2019
  The unpaid interest amount relates to promissory notes the Company entered into with Michael Cronin beginning in 2017. In 2019, the note holder agreed to convert the total outstanding principal amount on these notes of $850,000 shares of common stock at a $1.00 per share conversion price. The only amount outstanding is the accrued and unpaid interest.

Related Party Transactions

- **Name of Entity:** Thomas DeVesto
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company's CEO has advanced funds to the Company to satisfy cash flow needs.
  Material Terms: The amounts due from the Company to the CEO as of December 31, 2019 and 2018 were $1,552,328 and $4,192,922, respectively. In 2019, the Company converted $3,000,000 of these liabilities into 3,750,000 shares of common stock at a conversion price of $0.80 per share.

- **Name of Entity:** Michael Cronin
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The company owes accrued and unpaid interest in the amount of $15,896 to Michael Cronin, a Director of the company.
  Material Terms: The unpaid interest amount relates to promissory notes the Company entered into with Michael Cronin beginning in 2017. In 2019, the note holder agreed to convert the total outstanding principal amount on these notes of $850,000 shares of common stock at a $1.00 per share conversion price. At this time, the only amount outstanding is the accrued and unpaid interest. The interest rate is 5%.

Valuation

Pre-Money Valuation: $10,885,551.25

Valuation Details:

In determining our pre-money valuation for this offering, we analyzed multiple factors. First, we recently completed an equity campaign where we raised $270,102.50 at a $10 Million valuation. This campaign just ended on March 6th, 2020. The company also owns over a $1 Million dollars in paid inventory. We run an ongoing business with over 15,000 customers around the world, and our products have received a plethora of positive reviews from both customers and press. We also factored in our managements experience. CEO & Founder Tom DeVesto has been in the audio business for over 40 years and has a proven track record, having started multiple successful companies including two that he brought public. Having run audio companies in the past, Tom DeVesto used his knowledge of comparable companies at similar stages to determine Como Audio's current valuation. The company set its valuation internally, without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  50.0%
  Funds put towards operations will include production, shipping, and product development.

- *Marketing*
  25.0%
  Funds for marketing will go towards a concentrated advertising campaign. Advertising options for us include national newspapers and magazines as well as Facebook and other digital platforms.

- *Company Employment*
  21.5%
  Company employment funds will be used to pay staff and offer the best possible opportunities to our employees.

If we raise the over allotment amount of $478,400.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  If we raise our maximum goal, we will be able to extend our marketing further than ever before. Marketing funds will go towards a brand new website and increased spend on digital & social media advertising.

- *Research & Development*
  25.0%
  With our maximum goal reached, we will put money towards designing and developing an assembly and production area in the United States. We also hope to expand our product line at some point.

- *Inventory*
  46.5%
  With our maximum goal reached, we will be able to replenish our inventory for the Fall selling season and introduce an exciting new product line of smart speakers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at comoaudio.com (http://comoaudio.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/como-audio-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Como Audio, Inc

[See attached]

Como Audio, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2019 and 2018

Como Audio, Inc.

TABLE OF CONTENTS



To the Stockholders of
Como Audio, Inc.
Boston, Massachusetts

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Como Audio, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and comprehensive income/(loss), changes in members'/stockholders' equity/(deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
May 22, 2020

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

COMO AUDIO, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 177,002	$ 121,999
Accounts receivable	31,727	238,627
Other receivable	54,284	47,307
Inventory	1,256,219	1,660,035
Inventory in-transit	157,923	107,237
Prepaid expense	1,894	2,339
Other assets	601	-
Deposits	-	32,002
Total Current Assets	1,679,650	2,209,546
Non-Current Assets:		
Property and equipment, net	50,744	84,013
Total Non-Current Assets	50,744	84,013
TOTAL ASSETS	$ 1,730,394	$ 2,293,559
LIABILITIES AND MEMBERS'/STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 193,487	$ 235,713
Accrued expenses	71,126	8,030
Accrued interest payable	15,896	9,646
Sales tax payable	5,422	16,227
Deferred revenue	7,564	8,742
Due to related party, current portion	1,552,328	1,192,922
Other liabilities	24,193	10,000
Total Current Liabilities	1,870,016	1,481,280
Long-Term Liabilities:		
Due to related party, net of current portion	-	3,000,000
Notes payable	-	750,000
Total Long-Term Liabilities	-	3,750,000
Total Liabilities	1,870,016	5,231,280
Members' Equity/(Deficit)	-	(2,937,721)
Stockholders' Equity/(Deficit):		
Series Seed Preferred Stock, $0.0001 par, 2,000,000 shares authorized, 99,899 shares issued and outstanding as of December 31, 2019	10	-
Undesignated preferred stock, $0.0001 par, 3,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2019	-	-
Common stock, $0.0001 par, 10,000,000 shares authorized, 8,600,000 shares issued and outstanding as of December 31, 2019	860	-
Additional paid-in capital	4,089,914	-
Accumulated other comprehensive income/(loss)	(48,149)	-
Accumulated deficit	(4,182,257)	-
Stockholders' Equity/(Deficit):	(139,622)	-
TOTAL LIABILITIES AND MEMBERS'/STOCKHOLDERS' EQUITY/(DEFICIT)	$ 1,730,394	$ 2,293,559

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

COMO AUDIO, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(UNAUDITED)
For the years ended December 31, 2019 and 2018

	2019	2018
Sales, net	$ 1,445,071	$ 1,943,802
Cost of goods sold	(860,051)	(1,054,818)
Gross profit	585,021	888,984
Operating Expenses:		
General & administrative	816,548	1,246,907
Sales & marketing	951,160	668,444
Research & development	91,672	39,620
Total Operating Expenses	1,859,381	1,954,971
Loss from operations	(1,274,360)	(1,065,987)
Other Income/(Expense):		
Interest expense	(6,250)	(25,000)
Interest income	-	4
Total Other Income/(Expense)	(6,250)	(24,996)
Provision for income taxes	-	-
Net Loss	(1,280,610)	(1,090,983)
Other Comprehensive Income/(Loss):		
Foreign currency translation gain/(loss)	(9,954)	(48,469)
Total Comprehensive Loss	$ (1,290,564)	$ (1,139,452)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.
-3-

COMO AUDIO, INC.
STATEMENTS OF CHANGES IN MEMBERS'/STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2019 and 2018

	Members' Equity/(Deficit)	Series Seed Preferred Stock		Undesignated Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
		Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount				
Balance at December 31, 2017	$ (1,798,269)	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Other comprehensive income/(loss)	(48,469)	-	-	-	-	-	-	-	-	-	-
Net loss	(1,090,983)	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2018	(2,937,721)	-	-	-	-	-	-	-	-	-	-
Conversion to corporation	2,937,721	-	-	-	-	4,000,000	400	1,721	(48,149)	(2,891,693)	(2,937,721)
Conversion of notes payable	-	-	-	-	-	850,000	85	849,915	-	-	850,000
Conversion of loans payable	-	-	-	-	-	3,750,000	375	2,999,625	-	-	3,000,000
Issuance of preferred stock - Regulation CF	-	99,899	10	-	-	-	-	249,738	-	-	249,748
Offering costs	-	-	-	-	-	-	-	(11,085)	-	-	(11,085)
Other comprehensive income/(loss)	-	-	-	-	-	-	-	-	-	(9,954)	(9,954)
Net loss	-	-	-	-	-	-	-	-	-	(1,280,610)	(1,280,610)
Balance at December 31, 2019	$ -	99,899	$ 10	-	$ -	8,600,000	$ 860	$ 4,089,914	$ (48,149)	$ (4,182,257)	$ (139,622)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

COMO AUDIO, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net Loss	$ (1,280,610)	$ (1,090,983)
Adjustments to reconcile net loss to net cash used in		
by operating activities:		
Depreciation	59,444	65,272
Write-off of intangible asset	-	1,368
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	206,900	7,793
(Increase)/Decrease in other receivable	(6,977)	99,923
(Increase)/Decrease in inventory	403,818	(66,268)
(Increase)/Decrease in inventory in-transit	(50,686)	(107,237)
(Increase)/Decrease in prepaid expense	445	(2,339)
(Increase)/Decrease in other assets	(601)	-
(Increase)/Decrease in deposits	32,002	(32,002)
Increase/(Decrease) in accounts payable	(42,226)	(504,971)
Increase/(Decrease) in accrued expenses	51,989	(2,480)
Increase/(Decrease) in accrued interest payable	6,250	5,931
Increase/(Decrease) in sales tax payable	(10,805)	14,979
Increase/(Decrease) in deferred revenue	(1,178)	(2,472)
Increase/(Decrease) in other liabilities	14,193	10,000
Net Cash Used in Operating Activities	(618,042)	(1,603,486)
Cash Flows From Investing Activities		
Purchase of property and equipment	(26,175)	(23,350)
Net Cash Used in Investing Activities	(26,175)	(23,350)
Cash Flows From Financing Activities		
Advance from related party	370,511	1,268,560
Proceeds from note payable, related party	100,000	500,000
Issuance of preferred stock, net of offering costs	238,663	-
Net Cash Provided by Financing Activities	709,174	1,768,560
Foreign currency translation gain/(loss)	(9,954)	(48,469)
Net Change In Cash	55,003	93,255
Cash at Beginning of Period	121,999	28,744
Cash at End of Period	$ 177,002	$ 121,999
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ 19,069
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of notes/loans payable to common stock	$ 3,850,000	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

COMO AUDIO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Como Audio, Inc. (the "Company"), is previously a limited liability company organized February 1, 2016 under the laws of Delaware. On March 1, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation, and changed its name from Como Audio, LLC to Como Audio, Inc. The Company offers high fidelity smart speaker music systems and other high-performance electronic products to consumers.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019, and 2018, the Company's cash balances did not exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2019 and 2018, the Company carried receivables of $31,727 and $238,627, respectively, and no allowances against such.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $1,256,219 and $1,660,035 as of December 31, 2019 and 2018, respectively, consisted of finished goods held for sale. The Company evaluates its inventory for impairment and obsolescence based on future demand, market condition sales history, changes in product demand, global and regional economic conditions, and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of goods sold in the statement of operations.

Inventory In-Transit

Inventory that is in production or in the shipping process is recorded on an accrual basis at invoiced costs. As of December 31, 2019 and 2018, the Company recognized $157,923 and $107,237 of such inventory, respectively.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is currently estimated at 5-7 years for the Company's equipment. The Company also capitalizes patent, copyright, and trademark filing costs and related legal expenses when management perceives a future economic benefit. The Company amortizes such costs on a straight-line basis. Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2019 and 2018, no property and equipment have been impaired.

As of December 31, 2019 and 2018, property and equipment consisted of the following:

	2019	**2018**
Tooling	$241,732	$215,558
Less: Accumulated depreciation	(190,989)	(131,545)
Property and equipment, net	$ 50,744	$ 84,013

Depreciation totaled $59,444 and $65,272 for the years ended December 31, 2019 and 2018, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues and amounted to $7,564 and $8,742 as of December 31, 2019 and 2018, respectively.

Costs of Goods Sold and Sales Expense

Costs of goods sold includes product costs, freight-in, duties, and depreciation on tooling/equipment.

Shipping costs of $97,075 and $80,162 for the years ended December 31, 2019 and 2018, respectively, are recorded to sales expense in the statement of operations.

The Company's policy is to expense any platform and merchant fees to sales expense in the statement of operations, which totaled $101,440 and $100,871 for the years ended December 31, 2019 and 2018, respectively.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $91,672 and $39,620 for the years ended December 31, 2019 and 2018, respectively.

<u>Foreign Currency</u>

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of members'/stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

<u>Income Taxes</u>

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

From its inception until March 1, 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements during that period.

For the period after the March 1, 2019 conversion, the Company was taxed as a corporation. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $1,012,264 as of December 31, 2019. The Company pays Federal and State taxes at a combined effective tax rate of 28.5% and has used this rate to derive net deferred tax assets of $288,546 as of December 31, 2019, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2019.

The Company files U.S. federal and state income tax returns. The 2019 tax return have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $1,280,610 and $1,090,983 for the years ended December 31, 2019 and 2018, respectively, incurred negative cash flows from operating activities for the years ended December 31, 2019 and 2018, has a working capital deficiency of $190,366 as of December 31, 2019, and has an accumulated deficit of $4,182,257 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES PAYABLE

On September 15, 2017, the Company issued a promissory note to an outside investor for $250,000. The note bears interest at 5% per annum. The note is payable in full on December 31, 2019, its maturity date. Commencing in January 2018, and continuing on the first day of each calendar quarter thereafter, the Company shall pay the lender the accrued interest.

On April 1, 2018, June 18, 2018, and September 18, 2018, the Company issued additional promissory notes with the same outside investor discussed for $250,000, $150,000, and $100,000, respectively. The notes bear interest at 5% per annum. The notes are all payable in full on December 31, 2019, the maturity date.

In 2019, an additional $100,000 promissory note was issued under the same terms.

In the event of an equity-type financing from non-affiliated third-party investor(s) that exceeds $1 million in cash, the notes' principal and accrued interest will convert into such financing with similar terms and conditions. If there is no equity offering before the maturity date, the borrower may elect to convert the notes and accrued interests into LLC equity interest based on the proportion of

COMO AUDIO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the years then ended

member's cumulative cash investment multiplied by 1.5. The investor has agreed to defer the maturity of all the notes until March 31, 2020 and effective October 1, 2018, the lender agreed to defer interest payments until maturity.

In 2019, the note holder agreed to convert the total outstanding principal amount on these notes of $850,000 into 850,000 shares of common stock at a $1.00 per share conversion price.

The outstanding balance of the notes as of December 31, 2019 and 2018 was $0 and $750,000, respectively. Interest expense on these loans totaled $6,250 and $25,000 for the years ended December 31, 2019 and 2018, respectively. Interest paid on this loan totaled $0 and $19,069 for the years ended December 31, 2019 and 2018, respectively. Accrued and unpaid interest was $15,896 and $9,646 as of December 31, 2019 and 2018, respectively.

NOTE 5: MEMBERS'/STOCKHOLDERS' EQUITY/(DEFICIT)

Limited Liability Company

The Company was 100% owned by its managing member as of December 31, 2018, denominated as 1,000,000 membership units.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Conversion to Corporation

On March 1, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation, and changed its name from Como Audio, LLC to Como Audio, Inc. The Company authorized 10,000,000 shares of $0.0001 par value common stock and 5,000,000 shares of $0.0001 par value preferred stock. 2,000,000 of the preferred stock were designated as Series Seed Preferred Stock.

Dividends are to be paid pro rata between the common stock and preferred stock on a pari passu basis. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the Articles of Incorporation). The holders of Series Seed Preferred Stock are entitled to vote, together with common stockholders, on an as-converted basis. The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price ($2.50 per share), providing a total liquidation preference of $249,748 as of December 31, 2019.

As of December 31, 2019, 8,600,000 shares of common stock and 99,899 shares of Series Seed Preferred Stock were issued and outstanding.

Stock Issuances

All 1,000,000 membership interests in Como Audio, LLC were converted into 4,000,000 shares of common stock in Como Audio, Inc.

COMO AUDIO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the years then ended

In 2019, the Company conducted an offering of its preferred stock pursuant to a Regulation Crowdfunding offering at a price per share of $2.50. The Company issued 99,899 shares of preferred stock under this offering, providing gross proceeds of $249,748.

During 2019, the Company converted $850,000 of notes payable into 850,000 shares of common stock at a conversion price of $1.00 per share.

During 2019, the Company converted $3,000,000 of related party loans into 3,750,000 shares of common stock at a conversion price of $0.80 per share.

NOTE 6: DUE TO RELATED PARTY

The Company's CEO has advanced funds to the Company to satisfy cash flow needs. These advances do not bear interest. The amounts advanced to the Company from the CEO during the years ended December 31, 2019 and 2018 were $370,511 and $1,268,560, respectively. In 2018, the Company has classified these liabilities as long-term as the lender does not intend collection of any portion of the balances within one year of December 31, 2018. These loans bear no interest and are considered payable on demand.

In 2019, the Company converted $3,000,000 of these liabilities into 3,750,000 shares of common stock at a conversion price of $0.80 per share.

The amounts due from the Company to the CEO as of December 31, 2019 and 2018 were $1,552,328 and $4,192,922, respectively.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Stock Issuances

During 2020, the Company issued 8,542 shares of Series Seed Preferred Stock at $2.50 per share for gross proceeds of $21,355 pursuant to its Regulation Crowdfunding offering.

Management's Evaluation

Management has evaluated subsequent events through May 22, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]









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Como Audio, Inc

Hellbent on building high-quality music systems on Main Street USA

□□

Website · Boston, MA

E-COMMERCE | CONSUMER PRODUCTS

Como Audio is a consumer electronics company that makes sophisticated music systems that do not require a connection to a cellphone or other device. It was founded by serial entrepreneur and Consumer Electronics Hall of Fame Member, Tom DeVesto, a visionary in the industry for decades, and never one to shy away from going against the grain. With this raise, Como Audio looks to bring manufacturing jobs back to the USA.

$0.00 raised

0 Investors	Days Left
$1.25 Price per Share	$10.9M Valuation
Equity Offering Type	$250.00 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Tom DeVesto, Creator and Founder of Como Audio, has led some of the most recognizable brands in the consumer electronics business. From Kloss Video, and Cambridge SoundWorks to Tivoli Audio, Tom has been on the leading edge of innovation, design and production. Over his 40+ year career, he has successfully sold or brought companies public on the NASDAQ, established US manufacturing all while producing high-quality, high-value and highly acclaimed products.

- The United States is overly dependent on foreign manufacturing and in deep need of high-paying jobs

- The smart speaker market is thriving — with 53M US adults owning at least one smart speaker

---



Tom DeVesto

Designer
Innovator
Audio Expert
Manufacturer
Founder

A Note from Tom DeVesto, Founder and CEO of Como Audio

Hi everyone,

I'm Tom DeVesto.

I've spent the past 40 years of my life founding multiple companies, selling some, and leading others to an IPO* on the NASDAQ. I've been lucky enough to become a Consumer Electronics Hall of Fame Member with my work in the audio space. I even started my first two companies with Henry Kloss who developed the world's first acoustic loudspeaker.

I believe my track record speaks for itself and that I've learned what it takes to be different in crowded industries, how to create products that people love, how to start companies and grow them exponentially, and how to manufacture in the United States.

"Why Como Audio?"

- Larger companies may struggle to pivot production from overseas to the United States. We are not entrenched in the historic model. We are in a start-up position with more flexibility to make changes as we more forward.

- While other companies have struggled during COVID-19, Como Audio has achieved a 50% increase in direct to consumer sales in the US in 2019.
- Not only are we dedicated to creating great products, but we're also hellbent on doing our part to revitalize the US economy.

Tom DeVesto
CEO and Founder, Como Audio

*Prior performance is not indicative of future success and the Issuer's prior businesses are not related to this current offering.

"We're building high-end audio equipment while bringing jobs back to the United States"

OVERVIEW

In founding Como Audio, Tom DeVesto's goal was simple: to make it easy to access all of the music content available through one device that would deliver multi-room, true high-fidelity, Wi-Fi sound in a compact wooden design. The Como Audio products are designed to not only produce great room-filling sound but have the ability to sync music throughout the house. With multiple million dollars in revenue already, and successful crowdfunding campaigns, we've been able to perfectly execute on our vision.

Moving forward, we want to take the next step in our plan, and use the money from this raise to bring our manufacturing back to the U.S., and help alleviate the massive job losses that have been wreaking havoc on our economy and social fabric.

THE PROBLEM

Over 40 million people out of work,

broken supply chains and America is too reliant on foreign manufacturing

Source

We've also seen unprecedented levels of job loss due to outsourced manufacturing in this country, with many of the long term middle class jobs of the mid-20th century no longer available to the millions of Americans who used to rely on them to build a life.

The US is heavily reliant on foreign manufacturing and supply chains - the recent COVID-19 pandemic has highlighted this weakness.

THE SOLUTION

Upskill, hire and begin building Como Audio products in the United States.

Over the last 4 years Como Audio has developed and established a brand that is anchored by a reputation for building innovative, high-quality and highly acclaimed music systems.

Tom has been evaluating and preparing to repatriate manufacturing to the US for over a decade. For example, in 2015, Tom founded RePat, LLC a company created to explore producing consumer electronic components in the United States. The company conducted feasibility studies and drafted a design and engineering plan to build a facility based in Boston, MA. RePat is a Delaware LLC and is not a related entity to Como Audio or this campaign.

Como Audio has already started shifting some of the production elements to the US. In 2018, Como Audio began doing customization work and pre-programming prior to shipping from its office in Boston, MA. Between Tom's extensive experience, research and initial testing, Como Audio is well-positioned to open a factory in Massachusetts, and to create high-paying jobs building high-end music systems. Our headquarters are currently in Massachusetts, and Tom DeVesto retains local manufacturing contacts from previous companies including Advent, Kloss Video, and Cambridge Soundworks. We are in the process of finalizing a lease agreement to take over an 8,200 square foot facility in Braintree, Massachusetts. There is an additional 20,000 square feet available to us in the same building so that we can expand as necessary.

THE PRODUCTS

Our products provide studio-quality sound allowing music to be heard in the way the artist intended. Music lovers experience vividly clear, room-filling sound for music streaming, vinyl, and more.

Designed to be beautiful, simple to use, and operated with or without a mobile device, Como Audio products go against the grain. While the majority of speakers on the market require a mobile phone, are cheaply made, and offer poor audio quality- Como Audio provides high-quality, highly acclaimed music systems that are beautifully designed and easy to operate.

"If you want a premium wireless speaker system that combines the latest streaming technology with a classic design that stands out from all the plastic competition, Como Audio is worth checking out."

- Forbes, October 2019

Source: Forbes

THE MARKET

The worldwide smart speaker grew 52% in Q4 of 2019

All five of the top vendors in the space broke their all-time best shipment records in Q4, proving that the demand for smart speakers continues to grow, even as 53M US adults already own at least one smart speaker.

But we believe there's a significant lack of creativity within the market, as most would be hard-pressed to explain significant differences between contending products without using the same ambiguous lingo pushed by their manufacturers.



Source: Canalys

OUR TRACTION

Massive crowdfunding success already under our belt

After two crowdfunding campaigns — during which we raised $500K from 1,500 backers — we were able to deliver four products to the market ahead of schedule in 2016 and 2017, to an incredibly positive reception from users and industry insiders.

We've grown in different ways each year, starting in 2016 with just over half of one million dollars in sales, and growing to over 1.9M in sales in 2018.

2019 was a transitional year. We expanded international distribution by partnering with AV EMEA. This partnership propelled our distribution to over seven new countries totaling over 30 countries worldwide. In March, we launched our first equity crowdfunding campaign, which yielded over $270,000 from 230 investors. That capital allowed us to tackle new opportunities – like the introduction of our first turntable – and take a step away from just manufacturing smart speakers and towards becoming a multi-faceted audio company.

During COVID-19, Como Audio has achieved a 50% increase in direct-to-consumer sales in North America, verses the same time period in 2019. Now, with this campaign, we aim to take another step forward and create a plan to bring our manufacturing home to the United States.



$5 Million Dollars Sold Worldwide

Our five products — the Solo, Duetto, Musica, Turntable, and Amico — are all ranked 4 stars and above on Amazon — and have received glowing reviews from outlets like Rolling Stone and the Financial Times, among dozens of others.



WHAT WE DO

We design, market and sell visionary audio products





Connect with all these & more!

 CD

 Chromecast

 Spotify

 AUX

 Internet Radio

 Bluetooth

 TV Optical

 FM Radio

 Wifi

 Amazon Music

 My Music

 USB

 Tidal

Led by Tom DeVesto, we design each of our products to be forward-looking, with an eye on where the market is heading. Our wood grain and metal knobs give our music systems an unmistakable charm and unique aesthetic that gives our users not only a top-flight auditory experience but one of visual and tactile excitement as well.

We're a US-based company that is laser-focused on bringing manufacturing back to the US.

Sync

Music All Over The House.







THE BUSINESS MODEL

Our gross profit margins are on average 48%

We sell speakers ranging in price from $299 at the low end, to $649 at the high end.

Our 48% gross profit margin allows us to compete with some of the bigger companies while reinvesting into our production and design of a continuously innovative line of products.

Speaker Prices
$299 - $649
Gross Profit Margin
48%
48% average gross profit margin

HOW WE ARE DIFFERENT

Flawless design that not only looks beautiful but also delivers music the way the artist intended

We are going against the grain with every aspect of our design. Taking every detail into consideration, we believe we have created products that spark joy in users that the industrial, uninspired designs of our competition can't compete with.

Not only does our wood paneling look fantastic and give us an identifiable niche,

but we found that it actually serves for a better speaker enclosure and makes for a higher fidelity sound.

With actual knobs and buttons, our users get a truly tactile experience, with none of the frills and frustration that comes from some of the over-engineered "high tech" options, that are more complicated than they are practical.



Our wooden exteriors actually serve for a better speaker enclosure & make for high-fidelity sound.

THE VISION

As people seek simplicity and authentic music listening experiences, Como Audio will endeavor to produce world-class music systems in the US.

We believe that the days of being tethered to a device to enjoy your music are numbered. People will be yearning for a simple and tactile experience without the complications. In addition, as a US-based company, we want to begin a two-year process of bringing all of our manufacturing back to the US. This is a core value of ours — and we're incredibly excited to be able to be a part of the movement to bring jobs back home.



Founded by a consumer electronic pioneer and legendary designer

CEO and Founder Tom DeVesto has been innovating for over four decades, and along the way has made massive waves in the industry through work at Advent Corporation, his efforts that brought Kloss Video public, as well as a series of ventures like the founding and operating of companies like Tivoli Audio and Cambridge Soundworks.

Tom DeVesto

Designer
Innovator
Audio Expert
Manufacturer
Founder



Advent - 1970
Novabeam Co-founder - 1977
Cambridge Soundworks Founder - 1988
Tivoli Audio founder -2000

WHY INVEST

Help us fund the process to bring the manufacturing of our visionary product line to the US

Now that we have brought our music systems to market, and received amazing feedback from users and reviewers, we are ready to begin the process of bringing our manufacturing back to the US.



Help us achieve domestic manufacturing!

In the Press



Forbes   GEEK DAD   SOUND &VISION

SHOW MORE

Meet Our Team



Thomas DeVesto

Como Audio
Founder/Designer/CEO

Audio Hall of Fame Designer. Founder/CEO of Cambridge Soundworks and Tivoli Audio (both acq.).





Bob Brown

Director / Consultant

Experienced Founder & Exec skilled in Financial Management, Restructuring, Market Dev. (contractor). Bob consults for the company approximately one hour a week.





Peter Skiera

General Manager

20+ years in audio including Cambridge SoundWorks, B&W/Rotel, and formerly a Senior PM at Tivoli Audio. Current General Manager of the office and staff at Como Audio, Inc.





Duncan Pool

International Marketing Consultant

14+ years experience in audio business. Formerly in same role at Tivoli Audio. (contractor). Duncan currently runs Cabin7even and works approximately 20 hours a week consulting on international marketing for Como Audio.





Angela Hahn

Treasurer

Graduate of Princeton University with decades of small business experience.













Ilaria Marelli
Design Consultant

Won prestigious Donna Milano Award. Professor at Como University and Milan Polytechnic Institute (contractor). Under her own company, Ilaria Marelli Design, she has consulted with Tom DeVesto and art directed the appearance of Como Audio music systems. She works for the company approximately one hour a week.





PJ Vecchiarelli
Digital and Social Media Coordinator

Skilled in Marketing, Social Media, Event Management, Publicity Tours, Media Strategy





Paolo Cavadini
International Key Account Contractor

10+ years in consumer electronics marketplace specializing in EU, Middle East, Asia. (contractor). Paolo works approximately 20 hours a week for Como Audio, connecting the business to key sales accounts in Europe.





Deborah Lilley
Controller

Senior Accountant with public accounting background skilled in financial reporting in accordance with generally accepted accounting principles (GAAP) and in compliance with Sarbanes-Oxley 404 and COSO Framework. She works in-house as Como Audio's controller.





Bryce Dort
Technical Support Specialist

Experienced, diligent audio professional with a passion for many aspects of the audio industry.





Nicholas Dussault
Technical Support Specialist

Studio Supervisor | Freelance Audio Engineer | Producer | Musician





Michael Cronin
Director / Consultant

Michael is a Co-Founder and Managing Partner of Weston Presidio Partners.

Michael is currently on the Board of Directors of DISYS, capital Group, Xenon Arc, and dataCon in addition to Como Audio, Inc. He is Chairman of Harvard Student Agencies, a Director of Beth Israel Deaconess Medical Center Treasurer of the Harvard Club of Boston and a Trustee of Loeb Classical Library.

Michael consults for the company approximately one hour a week.



Offering Summary

Company : Como Audio, Inc

Corporate Address : 21 Drydock Avenue, Boston, MA 02210

Offering Minimum : $10,000.00

Offering Maximum : $478,400.00

Minimum Investment Amount (per investor) : $250.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 8,000

Maximum Number of Shares Offered : 382,720

Price per Share : $1.25

Pre-Money Valuation : $10,885,551.25

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 20% bonus shares

Early Bird Bonus

Early Bird Bonus

Invest within the first 10 days and receive an additional 15% bonus shares

Amount-Based Perks

Minimum $400 Investment
20% off a one-time purchase of Como Audio music systems*

Minimum $1,000 Investment
Receive 10% bonus shares and
25% off a one-time purchase of Como Audio music systems*

Minimum $2,000 Investment
Receive 15% bonus shares and
30% off a one-time purchase of Como Audio music systems*

Minimum of $5,000 Investment
Receive 18% bonus shares and
35% off a one-time purchase of Como Audio music systems*

Minimum of $10,000 Investment
Receive 20% bonus shares and
35% off a one-time purchase of Como Audio music systems*

Minimum of $50,000 Investment
Receive 25% bonus shares and
40% off a one-time purchase of Como Audio music systems*

Additional Perks

Additional 20% off any Como Audio product for current Como Audio product owners.**

Additional 20% off any Como Audio product for individuals who previously backed our Wefunder, Kickstarter, or Indiegogo campaigns. ***

*Product discounts are only valid when purchasing directly from comoaudio.com. Investor discounts cannot be combined with other promotions or used on products with already reduced prices. Investment discounts expire on 12/31/20.

**This offer is limited to individuals who are Como Audio product owners. This offer is limited to a one time use. The offer is non-transferable. Offer is limited to a maximum purchase value not to exceed $2,000 after discount. This offer is for customer use only and may not be used for resale.

***This offer is limited to individuals who previously backed Como Audio through our previous WeFunder, KickStarter or Indiegogo campaigns. This offer is limited to a one time use. The offer is non-transferable. Offer is limited to a maximum purchase value not to exceed $2,000 after discount. This offer is for customer use only and may not be used for resale.

The 10% Bonus for StartEngine Shareholders

Como Audio, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

COMO AUDIO VIDEO TRANSCRIPT (6-10-20)

Hi, I'm Tom DeVesto...

BEGIN – Text Graphic: "Prior performance is not indicative of future success and the Issuer's prior businesses are not related to this current offering."

I have designed, built, and sold millions of highly acclaimed, high-quality music systems over the last 40 years and in the process, created a ton of jobs.

I've founded and led multiple companies, selling some and bringing others public on the NASDAQ.

In 2016 I founded Como Audio

END – Text Graphic: "Prior performance is not indicative of future success and the Issuer's prior businesses are not related to this current offering."

 to help bring music lovers easily listen to music at the push of a button.

I was named CES Innovator of the year in 2017.

Covid-19 has forced millions of people out of work. Broken supply chains have led me to the realization that the United States is far too dependent on foreign manufacturing.

With people spending more time at home, they are looking to improve their quality of life.

It's important to recognize the role that music plays in healing the human spirit.

BEGIN – Text Graphic: "Prior performance is not indicative of future success and the Issuer's prior businesses are not related to this current offering."

I have built thousands of music systems in the United States and I'm dedicating the resources of Como Audio to make this happen, again.

END – Text Graphic: "Prior performance is not indicative of future success and the Issuer's prior businesses are not related to this current offering."

The original reason the US moved manufacturing to China was they were good partners and extremely affordable, that is less and less the case today.

Now with issues around tariffs and human rights, China is losing much of its competitive advantage.

IMAGES: Newsweek Article and The New York Times News Article screenshots relating to manufacturing challenges.

With growing consumer demand for American made products, it is time to start creating in the United States.

We're going to upskill American workers to build high-end audio equipment.

One of the biggest challenges in changing the direction of the company is finding visionary investors who share our passion.

The opportunity is now. The bigger companies won't easily pivot production from overseas to the United States.

IMAGE: Business Monday Article featuring Tom DeVesto.

I've been building music systems since the 1970's.

Over the last few years, products that I have designed and manufactured under the brands Como Audio and Tivoli Audio have been featured on Ellen, Rolling Stone, Forbes and many more. Even the Queen of England has one of my music systems at the palace.

While other companies have struggled during COVID-19, Como Audio's direct to consumer sales have soared. We've built worldwide distribution, a great product reputation and we believe we are well-positioned to thrive in the new normal.

BEGIN - Text Graphic: "Prior performance is not indicative of future success and the Issuer's prior businesses are not related to this current offering."

I know how to manufacture products and grow companies in the United States. I've done it before, employed hundreds of people in Massachusetts, and I have a very strong desire to do it again.

END - Text Graphic: "Prior performance is not indicative of future success and the Issuer's prior businesses are not related to this current offering."

I'd like to invite you to join us in trying to rebuild American manufacturing and restore our dominance in the consumer electronics arena.

Our goal is to bring back high-paying jobs, and to produce world-class audio equipment.

Please join us in building a new breed of American company.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:09 PM 06/24/2020
FILED 04:09 PM 06/24/2020
SR 20205887289 - File Number 5952358

COMO AUDIO, INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Como Audio, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is Como Audio, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on March 1, 2019 under the name Como Audio, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this first day of March 2019

By: /s/ Thomas DeVesto
Thomas DeVesto, Chief Executive Officer

Exhibit A

COMO AUDIO, INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Como Audio, Inc. (the **"Corporation"**)

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, Suite 403-B, in the City of Wilmington, County of New Castle, 19805 The name of its registered agent at such address is Vcorp Services, LLC.

ARTICLE III: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the **"DGCL"**).

ARTICLE IV: AUTHORIZED SHARES.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) Ten Million 10,000,000 shares of Common Stock, $0.0001 par value per share (**"Common Stock"**), and (b) Five Million 5,000,000 shares of Preferred Stock, $0.0001 par value per share (**"Preferred Stock"**).

As of the effective date of this Restated Certificate of Incorporation (this **"Restated Certificate"**), 2,000,000 shares of the authorized Preferred Stock of the Corporation are hereby designated **"Series Seed Preferred Stock."**

A.   COMMON STOCK

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Restated Certificate that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Restated Certificate or pursuant to the DGCL. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock

- 1 -

may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

B.   PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation or, to the extent permitted by the DGCL, any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws of the Corporation prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series Seed Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Original Issue Price**" shall mean $2.50 per share for the Series Seed Preferred Stock.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), the "**Requisite Holders**", elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

        1.3.3   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

        2.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

        3.   Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

        3.1   Right to Convert.

        3.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The **"Conversion Price"** for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

        3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "**Contingency Event**"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2   Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 <u>No Further Adjustment</u>. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "**Original Issue Date**" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5 <u>Adjustment for Certain Dividends and Distributions</u>. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

> (a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

> (b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

> 3.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

> 3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation.   Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments.   Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion.   Upon either (a) the closing of the sale of shares of Common Stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (or a qualified offering statement under Regulation A of the Securities Act, as amended), (b) the date that the Company is required to file reports with the U.S. Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 <u>Procedural Requirements</u>. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least twenty (20) days prior to the earlier of the record date or effective date for the event specified in such notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V: PREEMPTIVE RIGHTS

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI: BYLAW PROVISIONS

A. **AMENDMENT OF BYLAWS.** Subject to any additional vote required by the Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the

Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by the Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VII: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

C.   MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE VIII: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An **"Excluded Opportunity"** is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE IX: MEETING OF CREDITORS.

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under §291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under §279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ARTICLE X: BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS.

The Corporation elects not to be governed by the terms and provisions of Section 203 of the DGCL, as the same may be amended, superseded, or replaced by a successor section, statute, or provision. No amendment to this Certificate of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any of the provisions of this Article IX shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.

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